                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            IMPCO Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45255W106
                                    ---------
                                 (CUSIP Number)

                               John M. Allen, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 1998
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)

CUSIP No. 45255W106                   13D                     Page 2 of 5 Pages


------------------------------------------------------------------------------
1     Name of Reporting Person                      BERU Aktiengesellschaft
      S.S. or I.R.S. Identification No.
     of Above Person                                Not applicable

------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3     SEC Use Only

------------------------------------------------------------------------------
4     Source of Funds
                                                                       WC

------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                [ ]

------------------------------------------------------------------------------
6     Citizenship or Place of Organization
                                                                    Germany
------------------------------------------------------------------------------
                  7     Sole Voting Power
 Number of
   Shares                                                             913,164
Beneficially      ------------------------------------------------------------
  Owned by        8     Shared Voting Power
    Each                                                                    0
  Reporting       ------------------------------------------------------------
   Person         9     Sole Dispositive Power
    With
                                                                      913,164
                  ------------------------------------------------------------
                  10    Shared Dispositive Power
                                                                            0
-------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      913,164
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares                                                               [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                      12.7%
------------------------------------------------------------------------------
14    Type of Reporting Person
                                                                      CO

------------------------------------------------------------------------------

CUSIP No. 45255W106                    13D                    Page 3 of 5 Pages



                    CONTINUATION PAGES OF AMENDMENT NO. 4 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU Aktiengesellschaft


          This Amendment No. 4 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2 thereto, dated September 3, 1998 and Amendment No. 3 thereto, dated October 5, 1998 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"). Items 3 and 5 are hereby supplemented and amended.

Item 3.     Source and Amount of Funds or Other Consideration.

          On December 10, 1998 BERU acquired 145,186 shares of Common Stock of the Issuer for total cash consideration of $1,884,518 from Baden-Wuerttembergische Bank Aktiengesellschaft ("BW Bank"). BW Bank had purchased the shares in open market and private transactions as listed below with the understanding that they would be for BERU's account and would be transferred to BERU in due course upon payment to BW Bank of a purchase price equal to the price paid by BW Bank to acquire such shares and related carrying costs:

Open Market
Date of Purchase               Number of Shares               Price per Share
----------------               ----------------               ---------------
10/07/98                            17,500                       $12.75
10/08/98                            15,000                       $12.625
10/09/98                             5,200                       $13.50
10/13/98                             2,000                       $13.50
10/20/98                             7,000                       $13.50


Private Transaction            Number of Shares               Price per Share
-------------------            ----------------               ---------------
12/01/98                       73,499                         $13.00
12/07/98                       24,987                         $13.00


Also, see Item 5(c) below.

            Funds to acquire all shares were provided by BERU's working capital.

Item 5.     Interest in Securities of the Company.

            (a) Reference is made to rows (11) and (13) of the cover page. The calculation of BERU's ownership percentage is based on 7,188,686 shares

CUSIP No. 45255W106                   13D                     Page 4 of 5 Pages


of Common Stock outstanding as of August 31, 1998, as reported by Issuer in its Form 10-Q filed on September 14, 1998.

            (b) Reference is made to rows (7) through (10) of the cover page.

[           (c)   BERU acquired shares of Common Stock of the Issuer in the
following private transactions:


Date of Purchase               Number of Shares               Price per Share
----------------               ----------------               ---------------
12/10/98                           46,700                         $12.94
12/10/98                           98,486                         $13.00


Also, see Item 3 above.

CUSIP No. 45255W106                     13D                   Page 5 of 5 Pages



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   December 14, 1998

                                 BERU Aktiengesellschaft



                                 By: /s/    Ulrich Reutz
                                     -------------------------------------
                                     Name:  Ulrich Ruetz
                                     Title: Chairman and
                                            Chief Executive Officer